August 20, 2024
VIA EDGAR

Division of Corporation Finance Office of Finance United States Securities and Exchange Commission Washington, DC 20549 Attn: Robert Arzonetti James Lopez Amanda Ravitz
Re: The Pennant Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2024
File No. 001-38900
Mr. Arzonetti:

On behalf of The Pennant Group, Inc. (the “Company”), set forth below is the Company’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your August 9, 2024 letter (the “Comment Letter”) concerning the above-referenced filing.
For convenience, we have included the text of the comment from the Comment Letter, followed by our response.
Definitive Proxy Statement on Schedule 14A
Pay vs Performance, page 27
1.We note that you have included a figure that deducts income attributable to noncontrolling interests in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. In future filings, please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

The Company will comply with this requirement in future filings.

2.In footnote 3, you indicate that the peer group used for your pay versus performance disclosures is the same as that used for the stock performance graph in your annual report on Form 10-K. You also indicate that The Ensign Group, from which The Pennant Group, Inc. separated in

2019, is “one of the key contributors to the peer group TSR,” but The Ensign Group is not listed in your annual report on Form 10-K as one of the companies in the peer group used for the stock performance graph. Please advise. In addition, we note that the peer group is not a published industry or line-of-business index. In future filings, if the peer group is not a published industry or line-of-business index, please list all of the companies that comprise the peer group. Refer to Item 402(v)(2)(iv) of Regulation S-K.

The peer group listed in the annual report on Form 10-K is correct and The Ensign Group is excluded from the peer group. The reference to The Ensign Group in footnote 3 was inadvertent and is inaccurate. The Company will list all peer group companies in future filings.

3.Refer to the reconciliation table in footnote 2 to your pay versus performance table. It is unclear what amounts are reflected in the row titled “Year over Year Change in Fair Value of Equity Awards Granted in Prior Year that Vested in the Year.” Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the “year over year” change in value. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

The Company will ensure that the table headings reflect the amounts used to calculate compensation actually paid and avoid the “year over year” label in future filings.

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions regarding the Company’s response or require further information, please do not hesitate to contact the Company’s counsel, Lucy Stark of Holland & Hart LLP, by telephone at (303) 295-8493.

Sincerely,

The Pennant Group, Inc.
By:

/s/ Brent J. Guerisoli_________________
                        Brent J. Guerisoli, Chief Executive Officer

cc:    Amy Bowler, Esq. (Holland & Hart LLP)
    James Lopez (SEC Office of Finance)
    Amanda Ravitz (SEC Office of Finance)

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